

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2014

Via E-mail
Mr. Glenn Catchpole
Chief Executive Officer
Uranerz Energy Corporation
1701 East "E" Street
PO Box 50850
Casper, Wyoming 82605-0850

> **Re: Uranerz Energy Corporation**
> **Registration Statement on Form S-3**
> **Filed June 12, 2014**
> **File No. 333-196686**

Dear Mr. Catchpole:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It is not clear why your registration statement does not include registration of the rights attached to the common stock. Please advise or revise. We may have further comment.

Exhibit 5.1

2. We note your legality opinion appears to contain several deficiencies. For instance, the opinion does not address the rights associated with the common stock and does not clarify, if true, that the warrants, subscription receipts and units are binding obligations. See Sections II.B.1.f-g of Staff Legal Bulletin No.19. In addition, the statement that the common shares will be duly authorized, validly issued, fully paid and non-assessable appears as an impermissible assumption to the legality opinion rather than part of the opinion itself.

Signatures

3. Please note that, in addition to the signature of your chief executive officer, your next amendment should include the signature(s) of your chief financial officer and principal accounting officer, or controller, as required by Form S-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director